Exhibit 99.4

BW LPG Limited – Key information relating to the cash dividend for Q1 2024

(Singapore, 30 May 2024)

BW LPG Limited (“BW LPG" or the "Company", OSE ticker code: "BWLPG.OL", NYSE ticker code "BWLP") provides the following key information relating to the Company's cash dividend for Q1 2024:

Dividend amount: USD 1.00 per share. Dividends payable to shares registered with Euronext VPS will be distributed in NOK.

Date of approval: 29 May 2024

Record date: 10 June 2024

Shares registered with Euronext VPS Oslo Stock Exchange

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Last trading day including the right to receive this dividend: 6 June 2024

Ex-date: 7 June 2024

Dividend payment date: On or about 28 June 2024

Shares registered with Depository Trust Company

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Last trading day including the right to receive this dividend: 7 June 2024

Ex-date: 10 June 2024

Dividend payment date: On or about 25 June 2024

For further information, please contact:

Samantha Xu

Chief Financial Officer

E-mail: investor.relations@bwlpg.com

About BW LPG

BW LPG is the world’s leading owner and operator of LPG vessels, owning and operating Very Large Gas Carriers (VLGC) with a total carrying capacity of over 3 million CBM. With five decades of operating experience in LPG shipping, experienced employees and an in-house LPG trading division, BW LPG offers an integrated, flexible, and reliable service to customers. More information about BW LPG can be found at https://www.bwlpg.com.

BW LPG is associated with BW Group, a leading global maritime company involved in shipping, floating infrastructure, deepwater oil & gas production, and new sustainable technologies. Founded in 1955 by Sir YK Pao, BW controls a fleet of over 490 vessels transporting oil, gas and dry commodities, with its 200 LNG and LPG ships constituting the largest gas fleet in the world. In the renewables space, the group has investments in solar, wind, batteries, biofuels and water treatment.

This information is subject to disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

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